TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

(Mark One)

[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the fiscal year ended December 31, 2000

                                       OR

[ ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                   Commission file number ____________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The  Terex  Corporation  and  Affiliates'  401(k)  Retirement  Savings  Plan for
Represented Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Terex Corporation
                          500 Post Road East, Suite 320
                           Westport, Connecticut 06880

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN
FOR REPRESENTED EMPLOYEES

Financial Statements
December 31, 2000

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

INDEX
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                                                                            Page

REPORT OF INDEPENDENT ACCOUNTANTS.............................................1

FINANCIAL STATEMENTS:

         Statements of Net Assets Available for Benefits......................2

         Statement of Changes in Net Assets Available for Benefits............3

         Notes to Financial Statements......................................4-8

                        Report of Independent Accountants

To the Participants and Administrative Committee of the
Terex Corporation and Affiliates'
401(k) Retirement Savings Plan for Represented Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for
Represented Employees (the "Plan") at December 31, 2000 and 1999, and the
changes in net assets available for benefits for the year ended December 31,
2000, in conformity with accounting principles generally accepted in the United
States of America. These financial statements are the responsibility of the
Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the
United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Stamford, Connecticut
June 28, 2001

                                      -1-

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31
-------------------------------------------------------------------------------

                                                  2000               1999
                                           -----------------  -----------------
ASSETS:
    Plan interest in Terex Corporation 401(k)
      Retirement Savings Plan Master Trust...  $    6,097,459     $         -
    Investments..............................           -           5,439,137

    Receivables:
          Employee contributions.............          22,321          57,829
          Employer contributions.............           5,841          17,378
                                               --------------     -----------

              Total receivables..............          28,162          75,207
                                               --------------     -----------

NET ASSETS AVAILABLE FOR BENEFITS............  $    6,125,621     $ 5,514,344
                                               ==============     ===========

                 See accompanying notes to financial statements.

                                      -2-

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000
-------------------------------------------------------------------------------

ADDITIONS:
    Plan interest in Terex Corporation 401(k) Retirement
     Savings Plan Master Trust...............................   $     (169,779)
    Net depreciation in fair value of investments............         (170,909)
    Investment income........................................            4,330
    Employee contributions...................................        1,046,434
    Employer contributions...................................          370,676
    Rollover contributions...................................           52,546
                                                                --------------
         Total additions.....................................        1,133,298

DEDUCTIONS:
    Withdrawals..............................................          516,625
    Administrative fees......................................            5,396
                                                                --------------
         Total deductions....................................          522,021
                                                                --------------
         NET INCREASE........................................          611,277

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of period......................................        5,514,344
                                                                --------------

    End of period............................................   $    6,125,621
                                                                ==============

                 See accompanying notes to financial statements.

                                      -3-

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

          The following description of the Terex Corporation and Affiliates'
          401(k) Retirement Savings Plan for Represented Employees (the "Plan")
          provides only general information. Participants should refer to the
          Plan agreement for a more complete description of the Plan's provisions.

          General - The Plan is a defined contribution plan that covers certain eligible employees of Terex Corporation and its subsidiaries ("Terex"
          or the "Company") meeting minimum eligibility requirements. Certain officers of Terex serve as trustees of the Plan (the "Trustees"). The investments of the Plan are held by Fidelity Management Trust Company
          ("Fidelity").

          The Plan is subject to the provisions of the Employee Retirement
          Income Security Act of 1974 ("ERISA").

          An Administrative Committee, consisting of at least three members appointed by the Company's Board of Directors, administers the benefit structure of the Plan. The Company is considered the Plan
          Administrator for purposes of ERISA.

          Participants of the Plan are the hourly-rate employees of the
          Company's PPM Cranes ("PPM") Unit, Unit Rig division ("Unit Rig"), the
          Terex Parts Distribution Center ("Southaven"), the American Crane
          Corporation ("American Crane"), Cedarapids, Inc. ("Cedarapids"), and
          the former Bowerston Division of Simon Access ("Bowerston"), which was closed subsequent to the acquisition of the business on April 7, 1997.
          Investments of the former Bowerston employees remain in the Plan, however, there are no additional employee or employer contributions being made. Terms for each subsidiary location are negotiated under separate collective bargaining agreements and differ with respect to participant contributions, employer contributions and loans to participants. The general provisions for each location are discussed below.

          Participant Eligibility- Employees at Unit Rig are eligible to participate in the Plan after they complete six months of service, employees at Southaven and PPM are eligible to participate after three months of service. Employees at American Crane and Cedarapids are eligible to participate in the Plan on the date on which they perform an hour of service as an employee.

          Participant Contributions - Participants at Unit Rig may contribute up to 20% of their compensation, participants at Southaven, PPM, American
          Crane and Cedarapids may contribute up to 16% of their compensation.
          Contributions may be in any combination of pre-tax or post-tax earnings. The maximum pre-tax contribution permitted under Internal
          Revenue Service regulations in 2000 was $10,500. There is no limit to post-tax contributions. Participants are able to direct current contributions and redistribute accumulated contributions and earnings between investment funds.

          Employer Contributions - The plan in effect at Unit Rig does not provide for Terex to match any portion of employee contributions to the Plan. The plan in effect at Southaven provides that Terex will match 50% of the first 6% of the employee's salary that is contributed to the plan. The plan in effect at PPM provides that Terex will match
          50% of the first 5% of the employee's salary that is contributed to the plan. The plan in effect at American Crane provides that Terex will match 50% of the employee's contribution, the company match shall not exceed $675 in any Plan Year. The plan in effect at Cedarapids provides that Terex will match 100% of the first 4% of the employee's salary that is contributed to the Plan. The terms of each division's collective bargaining agreement provides that the Company may make, in its sole discretion, supplementary contributions. All Company contributions are made in Terex Common Stock.

                                      -4-

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

          Vesting - All participants are immediately fully vested in their voluntary contributions plus any actual earnings thereon. Participants at Southaven, PPM, American Crane and Cedarapids vest in the employer matching contributions after one year of eligible service.
          Participants employed at Bowerston on April 7, 1997 are fully vested in employer contributions. Bowerston participants hired after April 7,
          1997 but prior to the closure of the facility vest in employer contributions after one year of eligible service. The vesting period for supplemental contributions is determined by the Company at the time of contribution.

          Forfeitures - Non-vested employer contributions of employees that have separated from the Company become forfeitures and are held in a separate account and shall be used to reduce future employer contributions. However, employees that return to service within five years from their separation date will be entitled to continue vesting on the employer contributions which were previously forfeited.

          Allocation of Earnings - Each participant's account is credited with contributions and an allocation of earnings from the respective investment funds. A participant's contributions are used to purchase shares in the various investment funds. The value of and the earnings credited to a participant's account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date.

          Payment of Benefits - Upon retirement, disability, or death, the entire balance of the participant's account becomes payable to the participant or designated beneficiary. Upon any other termination of employment, the participant receives the vested portion of his/her account; however, if the vested portion of the participant's account is greater than $5,000 he/she can elect to keep the investments in the
          Plan. Withdrawals are also permitted for financial hardship, as defined by the Plan, or upon attainment of age 59-1/2.

          Participant Loans - Participants may obtain loans in an amount up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the Plan Administrator and certain other restrictions. Terms of all loans are established by the
          Plan Administrator.

          Change in Investment Manager - On February 1, 2000, the Plan changed the investment manager of the Plan to Fidelity from Massachusetts
          Mutual Life Insurance Company ("MassMutual").

2.        SIGNIFICANT ACCOUNTING POLICIES

          Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis.

          Investments - Plan investments are stated at fair value based on published market prices or other independent sources. Net appreciation
          (depreciation) in aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year.

          Expenses - Fees and expenses related to administering the Plan are generally paid by Terex.

          Withdrawals - Withdrawals are recognized at the time of distribution to the participant.

          Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
          Actual results could differ from those estimates.

                                      -5-

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.       INVESTMENTS

          Effective February 1, 2000, investments of the Plan are held and managed by Fidelity. The following presents investments that represent
          5 percent or more of the Plan's net assets.

                                                           December 31
                                                  ----------------------------
                                                       2000           1999
                                                  ------------    ------------
          Plan's interest in the Terex
            Corporation 401(k) Retirement
            Savings Plan Master Trust............ $ 6,097,459     $          -
          Loans to Participants..................           -          507,217
          Terex Corporation Common Stock*........           -          633,745
          MassMutual Group Annuity Contract
            Fixed Fund...........................           -       1,483,252
          MassMutual Value Equity Fund...........           -         556,833
          MassMutual Growth Fund.................           -         616,646
          MassMutual Blue Chip Fund..............                     347,908

              * Nonparticipant directed

          During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year)
          depreciated in value by $170,909 as follows:

          Mutual funds........................... $    60,805
          Common stock...........................     110,104
                                                  -----------
                                                  $   170,909
                                                  ===========

4.       INVESTMENT IN MASTER TRUST

          Beginning February 1, 2000, the Plan's assets are held in a trust account at Fidelity and consist of an interest in the Terex
          Corporation 401(k) Retirement Savings Plan Master Trust (the "Master
          Trust"). The Master Trust was established to permit the commingling of the trust assets for similar employee benefit plans sponsored by the
          Company. The Plan has an approximate 10.6% interest in the net assets available for plan benefits of the Master Trust at December 31, 2000.

          Net earnings of the Master Trust are allocated daily by Fidelity to each participant account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Contributions, benefit payments and expenses are made on a specific identification basis.

          The following table presents the fair values of investments for the
          Master Trust at December 31, 2000:

                     Mutual funds...........................   $     40,077,234
                     Terex Corporation Common Stock.........          5,678,833
                     Participant loans......................          3,292,876
                     Insurance contract.....................          8,309,783
                                                               ----------------
                                                               $     57,358,726
                                                               ================

                                      -6-

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

          Net appreciation, dividends and interest for the Master Trust for the eleven months ended December 31, 2000 are as follows:

               Net appreciation (depreciation) of investments:
                  Mutual Funds..................................  $ (4,698,915)
                  Terex Corporation Common Stock................      (842,622)
               Dividends........................................     3,153,285
               Interest.........................................       230,664
               GIC interest.....................................       514,388
                                                                  -------------
                                                                  $ (1,643,200)
                                                                  =============

          The Master Trust has an interest in a benefit-responsive investment contract which is valued at contract value as determined by
          MassMutual, the holder of the contract. The contract value at December
          31, 2000 was $8,309,783. The contract value represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value. The guaranteed annual interest rate is 6 percent.

5.       NON PARTICIPANT-DIRECTED INVESTMENTS

          The Company's contributions to the Plan are invested solely in Terex
          Corporation Common Stock. Fidelity holds all Terex common stock in one investment account and does not segregate employer and employee purchased common stock activity. As a result, all Plan investments in
          Terex common stock are considered nonparticipant-directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:
                                                            December 31
                                                    -------------------------
                                                         2000         1999
                                                    ------------  -----------
            Net Assets
              Terex Corporation Common Stock....... $  768,661   $   633,745

                                                                  Year Ended
                                                              December 31, 2000
                                                              -----------------
            Changes in Net Assets:

              Contributions...................................  $    457,955
              Investment income and gain/loss.................      (209,086)
              Benefits paid to participants...................       (93,213)
              Net loan activity...............................        15,394
              Expenses paid...................................          (217)
              Transfers to participant-directed
                investments...................................       (31,468)
              Forfeitures.....................................        (4,449)
                                                                 ------------
                                                                 $   134,916
                                                                 ===========

                                      -7-

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

6.       PARTY-IN-INTEREST

          Certain Plan investments are shares of mutual funds managed by
          Fidelity. Fidelity also serves as a custodian and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounts to $4,813 for the year ended December 31, 2000.

7.       INCOME TAX STATUS

          The Plan received a determination letter, dated July 31, 1996, that it met the qualification requirements of Sections 401(c) and 401(k) of the Internal Revenue Code (the "IRC") and is, therefore exempt from federal income taxation. Subsequently, the Plan has been amended. The
          Plan Administrator believes that the Plan, as amended, continues to be qualified and exempt from tax under Sections 401(c) and 401(k) of the
          IRC.

8.       TERMINATION OF THE PLAN

          The Company believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the complete or partial termination of the
          Plan, the balance in each participant's account will be distributed by the Trustees.

                                      -8-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                   The Terex Corporation and Affiliates'
                                   401(k) Retirement Savings Plan for
                                   Represented Employees

                                   /s/ Joseph F. Apuzzo
                                   ______________________________________

Date:  June 29, 2001               By:      Joseph F. Apuzzo
                                            Chief Financial Officer
                                            Terex Corporation

                                      -9-